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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


                 Information to Be Included In Statements Filed
             Pursuant to Rules13d-1(b), (c), and (d) and Amendments
                     Thereto Filed Pursuant to Rule 13d-2(b)
                               (Amendment No. _)*

                             GENCOR INDUSTRIES, INC.
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                              (Name of Issuer)

                                  COMMON STOCK
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                       (Title of Class of Securities)

                                    368678108
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                                 (CUSIP Number)

                             DECEMBER 31, 2000
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               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     /X/ Rule 13d-1(c)

     / / Rule 13d-1(d)

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 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     HARVEY HOUTKIN
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 (2) CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  / /
     OF A GROUP (SEE INSTRUCTIONS)           (b)  / /
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 (3) SEC USE ONLY

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 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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 NUMBER OF SHARES             (5) SOLE VOTING POWER
 BENEFICIALLY                     357,472
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH:                     176,553
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                  357,472
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                  176,553
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 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     534,025
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(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      /X/

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(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.3%
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(12) TYPE OF REPORTING PERSON*
     IN
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Item 1.

    (a)   Name of Issuer:

          Gencor Industries, Inc.

    (b)   Address of Issuer's Principal Executive Offices:

          5201 North Orange Blossom
          Orlando, FL 32810

Item 2.

    (a)   Name of Person Filing:

          Harvey Houtkin

    (b)   Address of Principal Business Office or, if None, Residence:

          160 Summit Avenue, Montvale, NJ 07645

    (c)   Citizenship:

          United States

    (d)   Title of Class of Securities

          Common Stock

    (e)   CUSIP NUMBER

          368678108

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Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or
        240.13d-2(b) or (c), check whether the person filing is a:

        (a)   Broker of dealer registered under Section 15 of the Act (15
              U.S.C.78o)

        (b)   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

        (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 80a-8)

        (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8

        (e)   An investment adviser in accordance with
              Section 240.13d-1(b)(1)(ii)(F)

        (f)   An employee benefit plan or endowment fund in accordance with
              Section 240.13d-1(b)(1)(ii)(F)

        (g)   A parent holding company or control person in accordance with
              Section 240.13d-1(b)(1)(ii)(G)

        (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.X. 1813)

        (i) A Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

        (j)   Group, in accordance with Section240.13d-1(b)(1)(ii)(J)

Item 4. Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
        Item 1.

        (a) Amount beneficially owned     534,025 (excludes 366,958 shares
            (4.99%) owned by Mr. Houtkin's wife Sherry Houtkin, 45,237 shares (0.6%) owned by Mr. Houtkin's adult son Stuart, and 28,258 shares (0.3%) owned by Mr. Houtkin's adult son Michael, as to all of which Mr. Houtkin disclaims beneficial ownership). Includes 145,825 shares owned by All-Tech Direct, Inc., a broker/dealer of which Mr. Houtkin is a control person.

        (b) Percent of class           7.3%

        (c) Number of shares as to which the person has:

            (a) Sole power to vote or to direct the vote                 357,472

            (b) Shared power to vote or to direct the vote               176,553

            (c) Sole power to dispose or to direct the disposition of    357,472

            (d) Shared power to dispose or to direct the disposition of  176,553

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ___

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         If a parent holding company has filed this schedule pursuant to Section240.13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13(d)-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.  Identification and Classification of Members of the Group

         If a group has filed this schedule pursuant to Section240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section240.13d-1(c) or Section240.13d-1(d), attach an exhibit stating the identity of each member of the group.

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Item 9.  Notice of Dissolution of Group

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      February 14, 2001
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                                                             Date



                                                      /s/ Harvey Houtkin
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                                                           Signature